Exhibit 99.2

AKANDA CORP. Trader’s Bank Building 1100, 67 Yonge Street Form of Proxy – Special Meeting to be held on March 31, 2026 Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein: OR Appointment of Proxyholder I/We being the undersigned holder(s) of Akanda Corp. hereby appoint Jatinder Dhaliwal or failing this person, Katharyn Field as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Akanda Corp. to be held at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON, M5X 1G5 at 10:00 am (EST) or at any adjournment thereof. For Against 1.Special Resolution. To consider and, if thought advisable, pass a special resolution the full text of which is set out in the Information Circular, approving, in one or more amendments to the articles of the Corporation (the “Articles”) determined to be in the best interest of (a) Decrease the authorized capital of the Corporation by deleting from the authorized capital the Class A Special Shares, and the rights, privileges, restrictions and conditions attaching thereto, none of which are issued and outstanding. (b) Amend Part 6 of the Articles of the Corporation so that all Class B Special Shares convert into Common Shares at the discretion of the Corporation. (c) Decrease the authorized capital of the Corporation by deleting from the authorized capital the Class B Special Shares, and the rights, privileges, restrictions and conditions attaching thereto, following completion of the conversion of all Class B Special Shares as more particularly described in the Circular. Date Signature(s): Authorized Signature(s) – This section must be completed for your instructions to be executed. MM / DD / YY I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended DN:

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME This form of proxy is solicited by and on behalf of Management. Proxies must be received by 10:00 am, EST, on March 27, 2026 Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.